United States securities and exchange commission logo





                     May 13, 2024

       Loriann Shelton
       Sr. Vice President, Chief Operating Officer, Chief Financial Officer VOXX International Corporation
       2351 J. Lawson Boulevard
       Orlando, FL 32824

                                                        Re: VOXX International
Corporation
                                                            Form 10-K for
Fiscal Year Ended February 28, 2023
                                                            File No. 001-09532

       Dear Loriann Shelton:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services